EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2008	2008	2007	2006	2005	2004	2003
Earnings:
Net income	$313	$549	$1,024	$985	$934	$3,982	$923
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-	-
Income taxes provision	134	254	571	602	574	2,561	528
Net fixed charges	222	442	889	801	589	671	964
Total Earnings	$669	$1,245	$2,484	$2,388	$2,097	$7,214	$2,415
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$205	$411	$834	$770	$573	$682	$947
Interest on capital leases	6	11	23	11	1	1	1
AFUDC debt	11	20	32	20	15	(12)	16
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	-	-	10
Total Fixed Charges	$222	$442	$889	$801	$589	$671	$964
Ratios of Earnings to Fixed Charges	3.01	2.82	2.79	2.98	3.56	10.75	2.51

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.  Fixed charges exclude interest on FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) tax liabilities.